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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-28582
CUSIP NUMBER 159186-10-5

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Channell Commercial Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

26040 Ynez Road
Address of Principal Executive Office (Street and Number)

Temecula, California 92591
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

Channell Commercial Corporation (the "Company") was unable to file its Form 10-Q for the quarter ended September 30, 2005 within the prescribed time period.  The Company has determined that deferred income tax assets on the December 31, 2004 balance sheet were overstated by $417,000 due to a prior year accounting error.  This overstatement relates to an error in the calculation of the cumulative timing difference between book and tax depreciation that occurred prior to 2004.  Accordingly, the amounts for deferred income taxes and retained earnings on the December 31, 2004 balance sheet will be lowered from previous presentations by $417,000.  Management believes that the result of this change will not have any material effect on the results of operations for 2004.  The Company is currently evaluating the impact of this change on financial statements for the year 2003 and earlier periods.  Management believes that the results of this investigation will not have any impact on its financial results for the nine month period ending September 30, 2005, as presented in the press release dated November 14, 2005 announcing the Company's 2005 third quarter financial results.

As a consequence of this unresolved issue, the Company is filing for this extension and anticipates filing the final third quarter 2005 Form 10-Q by November 21, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jerry Collazo	(951)	719-2600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 14, 2005, the Company issued a press release announcing its financial results for the three months ended September 30, 2005 (the “third quarter”) and nine months ended September 30, 2005.

Third Quarter 2005

The Company reported third quarter 2005 net sales of $26.9 million, a 2.7% decrease compared to net sales of $27.6 million for third quarter 2004.  The Company also reported a net loss of $(0.6) million for the third quarter 2005, or $(0.06) per basic share, as compared to net income of $2.2 million, or $0.24 per basic share, for the third quarter 2004.  As previously announced, the shortfall in net sales for the third quarter 2005 was driven by lower than expected net sales to its major North American broadband customers and logistical issues impacting Bushman Tanks’ shipments.

Gross profit for the third quarter 2005 was $6.5 million, or 24.3% of net sales, as compared to $7.9 million, or 28.6% of net sales, for the same period last year.  The 17.2% decrease in gross profit dollars is primarily due to lower volumes in North America and an unfavorable product mix that included higher volumes of grade level boxes and lower volumes of higher-margin thermoplastic enclosures.  The unfavorable product mix was also the primary reason for the year-over-year decrease in gross profit margin.

Total operating expenses for the third quarter 2005 were $8.3 million, or 30.8% of net sales, as compared to $6.1 million, or 22.1% of net sales, for third quarter 2004.  Higher operating expenses in the third quarter of 2005 were a result of higher SG&A expenses along with higher freight and sales commissions related to the Bushman Tanks business.

Nine Months Ended September 30, 2005

For the nine months ended September 30, 2005, net sales were $90.6 million, a 36.0% increase compared to net sales of $66.6 million for the comparable period in 2004.  The increase was due to the addition of Bushman Tanks and growth in the core business within the Americas and International segments.  Gross profit for the nine months ended September 30, 2005 increased to $26.5 million, or 29.3% of net sales, as compared to $19.2 million, or 28.8% of net sales, for the comparable period in 2004.  The increase in gross profit dollars was primarily due to the addition of gross profit earned by the International segment.  The increase in gross profit margin is due primarily to higher gross profit margin from the Company acquired in August 2004, which has a higher gross profit percentage than the other Channell businesses, and savings associated with the closure of the manufacturing facility in the United Kingdom.  These were partially offset by increased raw material costs for plastic and steel in the Americas segment.

Operating expenses for the nine months ended September 30, 2005 were $25.3 million compared to $16.3 million for the same period last year.  The higher operating expenses were a result of higher SG&A expenses along with higher freight and sales commissions related to the Bushman Tanks business.

The Company reported net income of $1.1 million for the nine months ended September 30, 2005, or $0.12 per basic share, as compared to $3.1 million, or $0.34 per basic share, for the comparable period in 2004. The primary reasons for the decrease are the higher operating expenses in 2005, partially offset by higher gross profit in 2005, as described above.

Additional information regarding the Company’s financial results for the third quarter and nine months ended September 30, 2005 is included in the November 14, 2005 press release furnished as an exhibit to the Company’s Current Report on Form 8-K filed on November 14, 2005.

Channell Commercial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2005	By	/s/ Jerry Collazo
Jerry Collazo
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).